Invest in Reach

Technology Software App B2B Saas

COVID-19 platform connecting service providers to vulnerable populations

CARDELIVERYNETWORK.COM DALLAS TEXAS





We created Reach because we felt we needed to help, we knew that technology and software can make a big difference when dealing with large scale problems. Intuitively we knew that our platform could be used to help groups reach their community to provide help and assistance. I am immensely proud of what the team has achieve in 2 weeks.

Michael C Thorby Chief Executive Officer @ Reach

Why you may want to invest in us...

1. You want to help fight the COVID-19 pandemic
2. You are part of a community group and can see the issues around co-ordination
3. You are in isolation or lockdown and need help
4. You can see how after the pandemic this could be a new business opportunity for Car Delivery Network

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Michael C Thorby

Chief Executive Officer

10 years working in Automotive logistics with over 30 years in software development working for large system integrators and software startups. Winner of 4 IT innovation awards in the Automotive sector.



Derric Hicks

VP of Sales

Derric has over 25 years in the auto transport industry. Derric owned and operated an auto transport company for 17 years. Seeking a better way to run his auto-transport business is how he and Mike met. Derric's passion is to help the carrier.

in



Chris Wallis

Chief Technology Officer

Chris has over 20 years experience as a software developer and 10 years specifically in Automotive Logistics. Chris is the architect behind the CDN software platform; winner of 4 IT tech awards.

In the news

Welcome To The Community Delivery Network | Community Delivery Network

Your Communities are here to help you. We believe that the most effective way to respond to a crisis like the one we are currently experiencing is to engage the community at a community level.

March 30, 2020 @ communitydeliverynetwork.org


FVL Road
Innovation
award

March 13, 2020 @ automotivelogistics.media

Carrier Exchange inception

February was not the greatest time to be in Kansas City. Despite the minus 20 degree wind chill and record snow-fall amounts, a group of 4 tier-one carries in the industry still agreed to meet with CDN to discuss

June 10, 2019 @ cardeliverynetwork.com

TYT

Dude where is my car

This video is our humorous take on the problem of moving vehicles and the mis-information that results from the delivery information not being collected elec...

June 2, 2014 @ youtube.com

Downloads

- Car Delivery Network Slide Deck
- Reach Story
- Reach App — How it works

Connecting community groups with those who need help during COVID-19


STAY HOME
STAY SAFE

Communities want to help...

Facebook groups, churches, associations, and local community groups want to help. where they see need such as getting groceries, picking up medication or just calling to have a friendly chat. There are droves of good samaritans ready to help.



But there's no easy way.

Currently, there's no infrastructure nor technology to organize everyone efficiently. We have never had to put in place a care network of this size or complexity.



We can help.

Our original company is called "Car Delivery Network" — we've built the software to manage the delivery of vehicles from car manufactures to dealerships.

It works. The software platform supports thousands of car hauler companies using thousands of delivery drivers who deliver millions of vehicles to tens of thousands of dealerships in the US and UK.


Free to use (Complimentary)
Upgrade to see more (Plus+)
App Store
Google Play
vin CARRIER
vinDELIVER
Veteran Auto Logistics
vinDISPATCH

So, we created Reach.

We have repurposed our software to support these community groups, so thousands of community groups can ask thousands of volunteers to complete millions of tasks for tens of thousands of community members who need help in the US, UK, and NZ.


Journey
Outbreak reported 31 Dec
1st Death outside China 1 feb
In London getting warnings 7 Mar
Lock downs start 16 Mar
Reach live 30 March
Idea to help
Development
NOV
DEC
JAN
February
March
April
Deployment
Support
First case 17th Nov
1st Death 9 Jan
40 countries have deaths 14 Feb
26,300 deaths 27 Mar
Coronavirus data source: https://en.wikipedia.org/wiki/2019%E2%80%9320_coronavirus_pandemic

What does Reach do?

Reach is a very simple-to-use logistics-management tool for thousands of local community groups to react to community needs. The software helps community groups manage people who need help and coordinate people who can help. The community group manages its volunteers and its local tasks.

Reach uses the latest Web, Mobile and GPS technologies. It is based on our award-winning vinDELIVER and vinCARRIER platforms.


Reach
"connecting local community groups with those who need help"
Tasks
Register your Community Group
Register helpers and volunteers
Capture requests from your community
Assign Requests to your Helpers
Helper updates the Request
Request is complete

The plan — From Car Delivery Network to Reach

In light of the pandemic and the realization that our software could be repurposed to make an impact, we felt obligated to completely hold off on Car Delivery Network and focus on building Reach.

This not your typical investment opportunity — our goal is to **not** make money in the short-term. Our focus is to purely help during the COVID-19 pandemic. After this crisis subsides, we will resume normal operations of Car Delivery Network.


250,000
VINS
per month
DELIVERED
10,172,842 TOTAL VINS AND COUNTING!
31 OEMs
RECEIVING ePOD's
2,500 CARRIERS
2500
7,500+
DEALERSHIPS
47
RAIL RAMPS
5 RAILROADS
3,500 DRIVERS
1000 x iPhone 2500 x android

Charity or Investing?

Sort of both. We are currently focused 100% on impact. Investing in this campaign means all of the funds will be used toward helping us develop tools to support communities and vulnerable populations.

However, your dollars also buy future shares in Car Delivery Network, a successful and innovative startup. You get to have your cake and eat it, too.

Is this a company you would have invested in anyway?

Four weeks ago, we were going to launch a Wefunder campaign. Two weeks ago, our world changed. Carmakers closed their factories and started making ventilators and masks, vehicles stopped being made, and the virus spiraled out of control worldwide.

We were all locked down and at home watching it happen, wondering what we could do. We have a fantastic company with a great future, the market will come back.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a software development and Technology company who creates software for Automotive logistics.. Like GM and Ford our business is shut down so we have decided to divert our talents to helping people tackle the issues around lockdown and isolation. Our team is multicultural and graphically dispersed, all our communities have been affected by this virus, We decided as a team that we wanted to help, Reach is our contribution to in the fight to contain this virus.

Where will your company be in 5 years?

Once this virus is over we will get back to business, in 5 years we hope (but not guarantee) to be the largest network of connected auto transporters, dealers and shippers in the new and used vehicle space providing 15,000 trucks and tens of thousands of companies access to vehicle delivery services. We have already captured 3,500 Trucks and have linkages with over 7,500 companies. In 5 years time Car Delivery Network will be the voice of the carrier community.

Why did you choose this idea?

We created Reach because we felt we needed to help, we knew that technology and software can make a big difference when dealing with large scale problems. Intuitively we knew that our platform could be used to help groups reach their community to provide help and assistance. I am immensely proud of what the team has achieve in 2 weeks.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The pandemic has changed our lives in way we could never have imagined. The reach is so far that our infrastructure is stretched beyond comprehension. ICU bed shortages, food scarcity, mass lockdown, social distancing and isolation. In real terms we each saw out our windows the issues our communities faced as people tried to help neighbours. We realized that these groups needed help to manage the care and we believed that our software and logistics skills could help.

How far along are you? What's your biggest obstacle?

We started discussing the idea 3 weeks ago, after talking to pastors, community leaders, facebook posters, clubs and associations we realized it was worth pursuing. Two weeks ago we started adapting our platform to meet the needs we had identified. Fortunately our platform already had the network model required, we had to change vehicles to requests, drivers to helpers, carriers to community groups and customers to requestors, we also had to rebuild the mobile app and deploy servers in 3 geographies. We go live 30th March with a minimum viable product, over the following weeks we will enhance learn, adapt and react. We have no idea how big this is going to be we just know that its needed.

Who competes with you? What do you understand that they don't?

We have no idea who competes, we hope that many more companies do what we are doing and turning their talents and resources to help us get through this virus so we can get on with business and some sense of normality.

How will you make money?

We do not expect to make any money from this, the platform is a free to use application to help us through the pandemic. We have companies like Rackspace and New Relic offering to support this free of charge. As we speak to more people we have realised that this area of community care has not been addressed by anyone. If after this a business opportunity presents itself so be it. Without a doubt this will not do any harm to our brand value. company recognition or Industry respect.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is we have no idea how big this is. The UK government asked for volunteers and got 700,000 people signing up. There are at least 40 countries under the influence of the COVID-19 virus. 1.3 billion citizens in India just went into isolation. China is coming out of isolation but the population is not immune. A vaccine is at least a year off.

We have no idea of the volume of data we will have to handle.

We have no idea of how many people we will need or how we will resource them.

How are you different from other software companies?

Our solution is a software as a service (SaaS) solution that enables auto transporters to receive better paying loads, to optimize their truck capacity, and provide visibility and information to their customers using internet and mobile device technology.

We focus on the auto transport company. Our "WHY" is HELP, SIMPLIFY and CONNECT.
We believe in Helping - giving them the tools to make better decisions.
Simplifying - using those tools for better visibility and control of their business;
and Connecting the shippers and auto transporter companies, where both parties get what they want without having to force compliance.

Better loaded miles, better relationships with their customers and better conditions for their drivers.

Join **479,555** investors who funded **364** startups with over **$129.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/reach/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.